UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

BLUE APRON HOLDINGS, INC.

(Name of Subject Company (issuer))

BASIL MERGER CORPORAION

(Offeror)

a wholly owned subsidiary of

WONDER GROUP, INC.

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Class A common stock, $0.0001 par value per share

(Title of Class of Securities)

09523Q 309

(CUSIP Number of Class of Securities)

Andrew Gasper
Chief Governance Officer and Secretary
Wonder Group, Inc.
4 World Trade
150 Greenwich Street, 57th Floor
New York, New York 10007
Telephone: (908) 986-2038

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Kris Withrow
David Michaels
Aman Singh
Fenwick & West LLP
801 California Street
Mountain View, California 94041
Telephone: (650) 988-8500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on October 13, 2023 (the “Schedule TO”) and relates to the offer by Basil Merger Corporation, a Delaware corporation and a wholly owned subsidiary of Wonder Group, Inc., a Delaware corporation (“Wonder”), to purchase all of the issued and outstanding shares of Class A common stock, par value $0.0001 per share (the “Shares”), of Blue Apron Holdings, Inc., a Delaware corporation (“Blue Apron”), which constitute all of the issued and outstanding shares of capital stock of Blue Apron, at a purchase price of $13.00 per Share, net to the stockholder in cash, without interest and less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 13, 2023 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, each as amended or supplemented from time to time, collectively constitute the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

The Offer will expire at one minute past 11:59 p.m., Eastern time, on November 9, 2023, unless the Offer is extended in accordance with the terms of the Merger Agreement (such time or such subsequent time to which the expiration of the Offer is extended, the “Expiration Time”). In the case of an extension of the Expiration Time, a public announcement of such extension will be made no later than 9:00 a.m., Eastern time, on the business day after the previously scheduled Expiration Time. The terms and conditions relating to the Offer, including the procedures regarding the extension of the Expiration Time, are described in Section 1 — “Terms of the Offer” of the Offer to Purchase.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the respective meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented by adding the following new sub-heading and paragraphs immediately following the end of the last paragraph in Section 16 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase:

“Certain Litigation

On October 19, 2023, Damir Khamidullin, a purported stockholder of Blue Apron, filed a complaint with the United States District Court for the Southern District of New York, captioned Damir Khamidullin vs. Blue Apron Holdings, Inc., Jennifer Carr-Smith, Beverly K. Carmichael, Linda Findley, Brenda Freeman, Elizabeth Huebner, and Amit Shah, Case No. 1:23-cv-09213 (the “Khamidullin Complaint”). On October 24, 2023, Steven Weiss, a purported stockholder of Blue Apron, filed a complaint with the United States District Court for the District of Delaware, captioned Steven Weiss v. Blue Apron Holdings, Inc., Jennifer Carr-Smith, Beverly K. Carmichael, Linda Findley, Brenda Freeman, Elizabeth Huebner, and Amit Shah, Case No. 1:23-cv-01208-UNA (the “Weiss Complaint”). On October 25, 2023, Patrick Plumley, a purported stockholder of Blue Apron, filed a complaint with the United States District Court for the District of Delaware, captioned Patrick Plumley v. Blue Apron Holdings, Inc., Jennifer Carr-Smith, Beverly K. Carmichael, Linda Findley, Brenda Freeman, Elizabeth Huebner, and Amit Shah, Case No. 1:23-cv-01214-UNA (the “Plumley Complaint” and collectively with the Khamidullin Complaint and the Weiss Complaint, the “Complaints”).

The Complaints name as defendants Blue Apron and each member of the Blue Apron Board. The Complaints allege, among other things, that the defendants violated Sections 14(d), 14(e), and 20(a) of the Exchange Act and Rule 14d-9 promulgated thereunder by omitting and/or misrepresenting material facts related to the transaction from the Schedule 14D-9 filed by Blue Apron on October 13, 2023. The Complaints seek, among other relief, (i) injunctive relief preventing the consummation of the Merger, (ii) recission of the Merger Agreement or rescissory damages, (iii) other damages purportedly incurred on account of the alleged omissions or misstatements, and (iv) an award of plaintiff’s costs and disbursements of the action, including attorneys’ and expert fees and expenses. In addition, the Plumley Complaint seeks a declaration that the defendants violated Section 14(a) and/or 20(a) of the Exchange Act.

Blue Apron also received (a) one demand letter on October 17, 2023, sent on behalf of Matthew Whitfield (the “Whitfield Demand”), a purported stockholder of Blue Apron; (b) one demand letter on October 18, 2023, sent on behalf of Richard Dabney (the “Dabney Demand”), a purported stockholder of Blue Apron; (c) two demand letters on October 19, 2023 sent on behalf of Jason Walton (the “Walton Demand”) and Peter Salib (the “Salib Demand”), respectively, and each a purported stockholder of Blue Apron; (d) three demand letters on October 20, 2023 sent on behalf of Jorg Raue (the “Raue Demand”), Scott Goley (the “Goley Demand”) and Brad Nwosu (the “Nwosu Demand”), respectively and each a purported stockholder of Blue Apron; (e) one demand letter on October 24, 2023 sent on behalf of Rita Brodt (the “Brodt Demand”), a purported stockholder of Blue Apron; (f) two demand letters on October 25, 2023 sent on behalf of Jordan Wilson (the “Wilson Demand”) and Jordan Rosenblatt (the “Rosenblatt Demand”), respectively, and each a purported stockholder of Blue Apron; (g) two demand letters on October 26, 2023 sent on behalf of Alfred Yarkony (the “Yarkony Demand”) and Eric Sabatini (the “Sabatini Demand”), respectively, and each a purported stockholder of Blue Apron and (h) one demand letter on October 27, 2023 sent on behalf of Miriam Nathan (the “Nathan Demand”), a purported stockholder of Blue Apron. Each of the Whitfield Demand, the Dabney Demand, the Walton Demand, the Salib Demand, the Raue Demand, the Goley Demand, the Nwosu Demand, the Brodt Demand, the Wilson Demand, the Rosenblatt Demand, the Yarkony Demand, the Sabatini Demand and the Nathan Demand alleges omissions of material information with respect to the transaction from the Schedule 14D-9 filed by Blue Apron and demands that Blue Apron promptly provide stockholders with additional disclosure. In addition, each of the Salib Demand and Nathan Demand includes a draft complaint, which contains allegations and requests for relief substantially consistent with those set forth in the Complaints, and states an intention to file such complaint.

Blue Apron also received one letter on October 26, 2023, sent on behalf of Richard Birnbaum, a purported stockholder of Blue Apron, seeking to inspect certain books and records of Blue Apron related to the Transactions and related matters pursuant to Section 220 of the DGCL.

The outcome of the matters described above cannot be predicted with certainty. Additional demands may be made or complaints may be filed against Blue Apron, the Blue Apron Board, Wonder and/or Purchaser in connection with the transactions contemplated by the Merger Agreement, the Schedule TO and the Schedule 14D-9. If such additional demands are made or complaints are filed, absent new or different allegations that are material, Blue Apron, Wonder and/or Purchaser will not necessarily announce such additional demands or complaints.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 3, 2023	BASIL MERGER CORPORATION

/s/ Jay Naik
Name: Jay Naik
Title: President

WONDER GROUP, INC.

/s/ Jay Naik
Name: Jay Naik
Title: President